EXHIBIT 12

Anthem, Inc.—Statement Re Computation of Earnings to Fixed Charges

	06/30/04	12/31/03	12/31/02	12/31/01	12/31/00	12/31/99
Ratio of Earnings to Fixed Charges
Earnings:
Pretax earnings from continuing operations before adjustment for minority interest	$755.8	$1,219.1	$807.6	$524.6	$329.8	$60.8
Add fixed charges:
Interest expense, including amortization of debt
discount and expense	64.5	131.2	98.5	60.2	54.7	30.4
Estimated interest portion of rental expense	7.3	17.1	15.8	15.1	21.3	20.3

Total Earnings Available for Fixed Charges	$827.6	$1,367.4	$921.9	$599.9	$405.8	$111.5

Fixed Charges:
Interest expense, including amortization of debt discount and expense	$64.5	$131.2	$98.5	$60.2	$54.7	$30.4
Estimated interest portion of rental expense	$7.3	$17.1	$15.8	$15.1	$21.3	$20.3

Total Fixed Charges	$71.8	$148.3	$114.3	$75.3	$76.0	$50.7

Ratio of earnings to fixed charges	11.53	9.22	8.07	7.97	5.34	2.20

Pro Forma Ratio of Earnings to Fixed Charges
Earnings:
Pretax earnings from continuing operations before adjustment for minority interest	$755.8	$1,219.1	N/A	N/A	N/A	N/A
Add fixed charges:
Interest expense, including amortization of debt discount and expense	64.5	131.2	N/A	N/A	N/A	N/A
Estimated interest portion of rental expense	7.3	17.1	N/A	N/A	N/A	N/A

Total Pro Forma Earnings Available for Fixed Charges	$827.6	$1,367.4	N/A	N/A	N/A	N/A

Fixed Charges:
Interest expense, including amortization of debt discount and expense	$64.5	$131.2	N/A	N/A	N/A	N/A
Estimated interest portion of rental expense	$7.3	$17.1	N/A	N/A	N/A	N/A
Net reduction of interest expense from issuance of Notes due 2007 and retirement of subordinated debentures	(2.2)	(4.4)	N/A	N/A	N/A	N/A

Total Pro Forma Fixed Charges	$69.6	$143.9	N/A	N/A	N/A	N/A

Pro Forma Ratio of earnings to fixed charges	11.89	9.50	N/A	N/A	N/A	N/A